UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10999 / October 15, 2021

ADMINISTRATIVE PROCEEDING
 File No. 3-20627

In the Matter of **The Registration Statement of** **Life Science Holdings, Inc., 6445 12th. Avenue South Minneapolis, MN 55423.** **Respondent.**	**ORDER FIXING TIME AND PLACE OF PUBLIC HEARINGS AND INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933**

I.

The Commission's public official files disclose that:

On September 28, 2021, Life Science Holdings, Inc. ("Life Science" or "Respondent") filed a registration statement on a Form S-1 ("Registration Statement"). The Registration Statement purports to be in connection with a public offering of an unspecified number of shares of Respondent's Class A common stock, at an unspecified price. The Registration Statement was filed without a delaying amendment and no other amendments have been filed. The Registration Statement is not effective.

II.

After an investigation, the Division of Enforcement alleges that:

A. The Respondent

1. Respondent is a Wyoming corporation headquartered in Minneapolis, Minnesota.

2. Respondent purportedly intends, among other things, to develop a selenium-based drug to "be an immediately FDA approved product to fight COV-19 [sic]" with other "cancer products [ ] likely to follow . . ." Respondent states in the

Registration Statement that it has never had any revenue and has never sold shares to the public.

B. Material Misstatements and Omissions

3.   Respondent's Registration Statement contains untrue statements of material fact and omits to state material facts necessary to make the statements therein not misleading. Moreover, the Registration Statement lacks audited financial statements, as well as other essential information required by Regulation S-K and Form S-1.

4.   Respondent's Registration Statement contains hyperbolic earnings projections that have no reasonable basis. For example, Respondent states, "We currently project \$32B in earnings in year 1 of being public and \$320B in earnings in year 2 in an industry with a typical P/E ratio of \$16. Personally, we believe the company's P/E ratio will be above the typical \$16." The Registration Statement also states, "Our best estimate of money coming in the next two years is well over \$320B and a market capitalization of over \$6T."

5.   Respondent's Registration Statement also contains false and/or misleading statements about its business plans. For example, it states that the Respondent's first drug is likely to gain immediate FDA approval to fight "COV-19." The statement about immediate FDA approval is untrue; in fact the Registration Statement refers to no evidence that the purported drug has undergone clinical trials. The statement is also misleading because the Registration Statement omits to state facts concerning the hurdles that must be cleared to achieve FDA approval, and the associated risks.

6.   The above described false and/or misleading statements are material.

III.

The Commission, having considered the aforesaid, deems it appropriate and in the public interest that public proceedings pursuant to Section 8(d) of the Securities Act be instituted with respect to the Registration Statement to determine whether the allegations of the Division of Enforcement are true; to afford the Respondent with an opportunity to establish any defenses to these allegations; and to determine whether a stop order should issue suspending the effectiveness of the Registration Statement referred to herein.

Accordingly, IT IS ORDERED that public proceedings be and hereby are instituted under Section 8(d) of the Securities Act, such hearing to be commenced at 10:00 a.m. on November 2, 2021 via remote means and/or in Hearing Room 1 at the Commission's offices at 100 F Street N.E., Washington, DC 20549, and to continue thereafter at such time and place as the hearing officer may determine.

IT IS FURTHER ORDERED that these proceedings shall be presided over by an Administrative Law Judge to be designated by further order, who is authorized to perform all the duties of an Administrative Law Judge as set forth in the Commission's Rules of Practice or as otherwise provided by law.

IT IS FURTHER ORDERED that the Respondent shall file an Answer to the allegations contained in this Order within ten (10) days after service of this Order, pursuant to Rule 220 of the Commission's Rules of Practice, 17 C.F.R. § 201.220. If the Respondent fails to file the directed answer, or fails to appear at a hearing after being duly notified, the Respondent may be deemed in default and the proceedings may be determined against the Respondent upon consideration of this Order, the allegations of which may be deemed to be true as provided by Rules 155(a), 220(f), 221(f) and 310 of the Commission's Rules of Practice, 17 C.F.R. §§201.155(a), 201.220(f), 201.221(f) and 201.310. This Order shall be served forthwith upon the Respondent in accordance with Rule 141 of the Commission's Rules of Practice, 17 C.F.R. §201.141.

Attention is called to Rule 151(a), (b) and (c) of the Commission's Rules of Practice, 17 C.F.R. § 201.151(a), (b) and (c), providing that when, as here, a proceeding is set before the Commission, all papers (including those listed in the following paragraph) shall be filed electronically in administrative proceedings using the Commission's Electronic Filings in Administrative Proceedings (eFAP) system access through the Commission's website, www.sec.gov, at http://www.sec.gov/eFAP. Respondent also must serve and accept service of documents electronically. All motions, objections, or applications will be decided by the Commission.

IT IS FURTHER ORDERED that the Administrative Law Judge shall issue an initial decision no later than 120 days from the occurrence of one of the following events: (A) The completion of post-hearing briefing in a proceeding where the hearing has been completed; (B) Where the hearing officer has determined that no hearing is necessary, upon completion of briefing on a motion pursuant to Rule 250 of the Commission's Rules of Practice, 17 C.F.R. § 201.250; or (C) The determination by the hearing officer that a party is deemed to be in default under Rule 155 of the Commission's Rules of Practice, 17 C.F.R. § 201.155 and no hearing is necessary.

In the absence of an appropriate waiver, no officer or employee of the Commission engaged in the performance of investigative or prosecuting functions in this or any factually related proceeding will be permitted to participate or advise in the decision of this matter, except as witness or counsel in proceedings held pursuant to notice.

Since this proceeding is not "rule making" within the meaning of Section 551 of the Administrative Procedure Act, it is not deemed subject to the provisions of Section 553 delaying the effective date of any final Commission action.

By the Commission.

Vanessa A. Countryman
Secretary